Exhibit 99.1

DORATO RESOURCES INC.

Suite 507 – 837 West Hastings Street

Vancouver, BC   V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

CUSIP No. 258128 10 7

NEX Trading Symbol:  DRI.H

Shares Outstanding:  6,793,187

For Immediate Release

November 19, 2007

Trading Symbol: DRI.H – NEX

Dorato Acquires Peruvian Extensions of the Emergent World Class Gold – Copper Cordillera del Condor Belt - Announces a CDN $10.2 Million Private Placement

Vancouver, Canada- Dorato Resources Inc. (“Dorato”) is pleased to announce that it has entered into agreements to acquire a large, approximately 55 km by 10 km, land holding covering Peruvian extensions of the emergent Cordillera del Condor Gold (CdC) - Copper Belt.

Cordillera del Condor

Geologically the highly prospective CdC Gold – Copper Belt underlies the Ecuador – Peru Border region.  Recent exploration on the Ecuadorian side of the belt has been highly successful; however, it may still be classed as under-explored.  From North to South, key district’s include Corriente Resources Mirador Copper District (combined 43-101 inferred resource of 1.7Bt @ 0.6% Cu), Aurelian Resources world class Furta Del Norte Gold Deposit (43-101 inferred resource of 13.7Moz Au & 22.4Moz Ag) and finally in the South, the Chinapintza District where recent drilling by Goldmarca (recently re-branded as Ecometals Ltd) has intersected values up to 506m @ 1g/t Au (Figure 1).

In contrast the Peruvian portion, which  geologically comprises approximately 45-50% of the CdC belt, is unexplored as until very recently the area was closed to exploration and mining.  Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known fertile trends and numerous placer gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

As a result of this transaction Dorato will acquire first mover status in a very large land position in this exciting emergent gold – copper belt details of which are below (Figure 1):

Option Agreements

Dorato has entered into four agreements with several Peruvian Nationals to acquire options to earn a 100% interest in 64 mineral claims located in Peru (the “Mineral Claims”). As consideration for the Mineral Claims, Dorato has agreed to issue 7,150,000 common shares in stages and pay a total of US $1,220,000.

Certain material terms of the option agreements are as follows:

•

Dorato has the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”). In order to earn a 100% interest in the Vicmarama Property, Dorato has agreed to issue a total of 750,000 common shares. Upon acceptance by the TSX Venture Exchange (TSX-V) 250,000 shares will be issued and the remaining 500,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay US $250,000 as consideration for the Vicmarama Property.

•

Dorato has the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Maravilla Property”).  In order to earn a 100% interest, Dorato has agreed to issue 1,500,000 common shares .  Upon acceptance by the TSX Venture Exchange (TSX-V) 250,000 of these shares will be issued and the remaining 1,250,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay US $300,000 as consideration for the Maravilla Property.

•

Dorato has the option to earn 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, Dorato has agreed to issue 1,500,000 common shares.  Upon acceptance by the TSX Venture Exchange (TSX-V) 250,000 of these shares will be issued and the remaining 1,250,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay US $400,000 as consideration for the Lahaina 1 Property.

•

Dorato has the option to earn 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, Dorato has agreed to issue 3,400,000 common shares.  Upon acceptance by the TSX Venture Exchange (TSX-V) 400,000 of these shares will be issued and the remaining 3,000,000 shares will be issued over the following 36 months.  Dorato has also agreed to pay US $270,000 as consideration for the Lahaina 2 Property.

•

Dorato has also entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, Dorato has been granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of US $8,000,000 payable over 36 months.

There was no finder’s fee paid by Dorato in connection with the Mineral Claims and all agreements are subject to TSX Venture Exchange (“TSXV”) approval.

Dorato anticipates filing a Technical Report in accordance with the requirements of National Instrument 43-101 of the Canadian Securities Administrators and the TSXV policies with respect to the Mineral Claims.

In accordance with the policies of the TSXV manual, the acquisition by Dorato of the Mineral Claims will constitute a change of business to the mining sector and will require Dorato to satisfy applicable TSXV requirements, including shareholder approval and preparation of a filing statement.  Canaccord Capital Corporation has agreed to act as sponsor in regards to the transaction pursuant to the sponsorship policies of the TSXV.  Dorato is currently listed on NEX and intends to reactivate by completing the change of business.  By re-activating, Dorato will transfer its listing to the TSXV subject to shareholder approval and TSXV approval.  Dorato was previously involved in the technology industry and operated under the name “Quest Ventures Inc.”  At the July 19, 2005 annual meeting Dorato’s shareholders approved a name change and, in general terms, the proposed change of business.

Once the proposed change of business is completed, Jeffrey A. Pontius will join the Company’s Board of Directors. Mr. Pontius is currently the President and Chief Executive Officer of International Tower Hill Mines and a director of Wealth Minerals Ltd. Mr. Pontius has over 28 years of geological experience and holds a Masters Degree from the University of Idaho (Economic Geology), a BSc from Huxley College of Environmental Studies (Environmental Science) and a BSc from Western Washington University (Geology).

Dorato is also pleased to announce that it will conduct a non-brokered private placement of up to 17,000,000 shares (the “Shares”) at a price of $0.60 per Share.  Dorato intends to use the proceeds of the private placement to fund the acquisition of the Mineral Claims, the exploration of the Mineral Claims, and for general corporate purposes. In addition to the statutory four month hold period, the subscribers will voluntarily agree that the Shares be held in escrow for one year with 50% of the Shares being released after four months, a further 25% being released after eight months, and the final 25% being released after one year.

A finder’s fee will be payable on a portion of the private placement.

The offering and the acquisition of the Mineral Claims are subject to certain conditions, including but not limited to, receiving all necessary approvals including the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD:

(signed) “Anton J. Drescher,” President

For further information, please call: (604) 685-1017

Completion of the transaction is subject to a number of conditions, including Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the transaction, any information released or received with respect to the change of business may not be accurate or complete and should not be relied on. Trading in the securities of Dorato Resources Inc. should be considered highly speculative.

The TSX Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Cautionary Statements

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements, By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking statements. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.